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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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             FUTUREMEDIA ANNOUNCES PRIVATE PLACEMENT FOR $4,315,000

            - Private placement provides funding for the acquisition
                              of Button Group plc -

     - Expected to enable Futuremedia to complete compliance with the Nasdaq conditions for continued listing -

    BRIGHTON, England, May 4 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDAY), a leading European e-learning and managed benefits services provider, today announced a private placement of Ordinary Shares for subscriptions totalling $4,315,000. The Company will use the proceeds of this placement to finance the acquisition of Button Group plc, which the Company expects to complete this month, and for additional working capital.

    Of the $4,315,000 private placement, $3,500,000 will be invested by Le Shark Limited, a UK-based investor, at the price of $0.20 per share for a total of 17,750,000 Ordinary Shares. Company Directors Jan Vandamme, Leonard M. Fertig, Mick Pilsworth and Michiel Steel will also each invest $50,000 in Ordinary Shares of the Company, at a price calculated by reference to the average closing price of the Company's ADSs for the 20 business days prior to April 21, 2006, representing approximately $0.255 per share, for a total of 783,700 Ordinary Shares.

    In addition, $565,000 will be invested by Spintop Venture Holdings Limited, a British Virgin Islands based investment group, and $50,000 will be invested by Marc Renson, a private European investor, both at a price of $0.20 per share, representing 3,075,000 Ordinary Shares.

    The Company expects these placements to be completed within 10 business days. A finders fee is payable on this transaction, in Ordinary Shares, at price of $0.20 per share, representing 773,575 shares.

    Speaking on behalf of the Company, Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "The private placement announced today will provide the funding to enable acquisition of Button Group plc. This transaction and the acquisition of EBC as announced last week will enable Futuremedia to execute our acquisition strategy, and to complete our plan of compliance for continued listing as presented to the Nasdaq Listing Qualifications Panel. We believe that, following these two acquisitions, the new Futuremedia Group of companies will be well positioned for profitability and growth."

    About Futuremedia:

    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the continued listing of the Company's ADSs on Nasdaq; the expected benefits of acquisitions (including the Button acquisition); the expected benefits of financing arrangements (such as the private placements discussed in this release); and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to maintain its Nasdaq listing (including the risk that the Nasdaq Listing Qualifications Panel may determine that the Company has not complied with the Nasdaq continued listing criteria); risks associated with acquisitions such as the Button acquisition (including the risk that the acquisition may not be completed, the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally);; risks that financing arrangements (such as the private placements discussed in this release) could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs and the recent announcement by the British government that it has terminated its initiative); risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             05/04/2006
    /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: May 4, 2006

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